(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Non-GAAP financial measures and related ratios" in this press release

Gildan Reports Record First Quarter Revenue and Maintains its Full Year 2026 Guidance

•Record first quarter net sales from continuing operations of $1.17 billion up 63.8% over the prior year
•Operating margin of (0.1)%, adjusted operating margin1 of 14.3%
•GAAP diluted loss per share from continuing operations of $0.30 and adjusted diluted EPS1 from continuing operations of $0.43
•Integration initiatives progressing as planned; Company well on pace to realize approximately $100 million in synergies in 2026 and continues to expect approximately $250 million of annual run-rate cost synergies over the next three years
•Company maintains its full year 2026 guidance and maintains its three-year objectives for the 2026–2028 period
•This quarter represents the first full fiscal reporting period during which the results of HanesBrands are fully consolidated into the Company’s financial statements

Montreal, Thursday, April 30, 2026 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) today announced results for the first quarter ended March 29, 2026, and maintained its full year 2026 guidance.

“We are pleased with our first quarter performance, reflecting disciplined execution across the organization and continued progress against our strategic priorities. We advanced our integration initiatives as planned, with early actions reinforcing our operating model and strengthening our ability to drive efficiency and synergy capture. While the external environment remains uncertain, we are focused on what we can control — driving operational excellence, advancing our integration of HanesBrands, maintaining cost discipline and consistent execution — all supported by our low-cost vertically integrated platform and strong balance sheet, which position us well to deliver on our strategic and financial objectives,” said Glenn J. Chamandy, Gildan’s President and CEO.

Q1 2026 Operating Results
The HanesBrands Australian Business has been classified as held for sale and reported as discontinued operations since the fourth quarter of 2025. As such, the operating results discussed herein are on the basis of continuing operations. Furthermore, consistent with the announcement made during our last quarterly results, we are now transitioning to disaggregating our net sales into Wholesale and Retail. "Wholesale" comprises sales to distributors, screenprinters, embellishers and global lifestyle brand (GLB) customers. "Retail" comprises sales to mass merchants, department stores, national chains, specialty retailers, online retailers and directly to consumers.

Net sales from continuing operations were $1.17 billion, up 63.8% over the prior year, in line with guidance of approximately $1.15 billion. The year over year increase reflects the HanesBrands acquisition partially offset by integration initiatives (detailed thereafter) undertaken to optimize our manufacturing footprint and accelerate synergy capture. Compared with proforma net sales from continuing operations1 of $1.29 billion, the year over year decline was primarily driven by lower volumes stemming from our proactive inventory reduction across customer channels, which temporarily reduced sell-in, as previously communicated. Wholesale sales were $552 million compared to $626 million, down 11.9% versus the prior year due to the aforementioned proactive inventory reduction across our combined customer channels as well as the non-recurrence of preemptive buying ahead of tariffs in the comparable period last year. This was partially offset by pricing initiatives implemented to offset a portion of the impact from tariffs, the contribution of HanesBrands and favourable mix. We continued to see robust demand for Comfort Colors® and our new brands, such as Champion® (under a licensing agreement) and ALLPRO™, continue to gather momentum with our customers. Retail sales were $614 million, compared to $85 million in the prior year, primarily reflecting the acquisition of HanesBrands and higher selling prices. Albeit to a lower extent, Retail sales were also affected by the lower sell-in previously detailed and the non-recurrence of preemptive buying ahead of tariffs. Notwithstanding, our key underwear brands captured additional market share in the quarter.

The Company generated gross profit of $278 million, or 23.9% of net sales, versus $222 million, or 31.2% of net sales, in the same period last year. Adjusting for an inventory fair value step-up charge of $106 million recorded as part of the HanesBrands acquisition, adjusted gross profit1 was $385 million, or 33.0% of net sales compared to 31.2% in the prior year. The 180-basis point improvement mainly reflects favorable pricing initiatives implemented to partially offset the impact from tariffs, the favorable contribution from HanesBrands and to a lesser extent lower raw material and manufacturing costs.

SG&A expenses were $219 million compared to $87 million in the prior year. Adjusting for charges related to the proxy contest and leadership changes and related matters, adjusted SG&A expenses1 were $218 million, or 18.7% of net sales, compared to $86 million or 12.1% of net sales for the same period last year. The increase in adjusted SG&A1 in the quarter reflects the acquisition of HanesBrands, partially offset by synergies realized as part of the HanesBrands integration process.

The Company generated an operating loss of $1 million this quarter, compared to income of $130 million in the prior year. Adjusting for restructuring and acquisition-related costs and the inventory fair value step-up charge as part of the HanesBrands acquisition, as well as the costs relating to proxy contest and leadership changes and related matters, adjusted operating income1 was $167 million up $31 million year over year. Adjusted operating margin1 was 14.3% of net sales, down 470 basis points versus last year and ahead of guidance of approximately 12.9%. The year over year decrease in adjusted operating margin1 is mainly a reflection of the HanesBrands acquisition and HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan.

Net financial expenses of $67 million were up $37 million over the prior year, due primarily to higher borrowing levels related to the HanesBrands acquisition. Taking into account the aforementioned factors, and a higher outstanding share base as a result of the acquisition, GAAP diluted loss per share from continuing operations was $0.30, compared to GAAP diluted earnings per share of $0.56 in the prior year. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up charge and an income tax recovery of $33 million related to restructuring charges and other adjustments, adjusted diluted EPS1 from continuing operations were $0.43, down 27.1% from $0.59 in the prior year.

Cash flows used in operating activities totaled $279 million for the three months ended March 29, 2026, compared to $142 million in the prior year, primarily reflecting lower net earnings from continuing operations. After accounting for capital expenditures totaling $30 million, the Company consumed approximately $310 million of free cash flow1. We ended the quarter with net debt1 of $4,868 million and a leverage ratio of 3.3 times net debt to trailing twelve months proforma adjusted EBITDA1.

HanesBrands Integration Progress Update
The integration of HanesBrands continues to progress as planned. The Company is well on pace to generate approximately $100 million in targeted synergies for 2026 and continues to expect to realize approximately $250 million of annual run-rate cost synergies over the next three years. With regards to previously communicated integration initiatives to accelerate footprint optimization, we are in the process of reallocating production volumes across our consolidated network leveraging Gildan's low-cost vertically integrated manufacturing operations to support synergy capture. The Company will continue to optimize and increase capacity through 2026 to support growth into 2027. Furthermore, distribution capacity is being optimized and planning efforts remain on track to standardize IT systems across facilities and key supply chain and manufacturing processes, further driving efficiencies.

2026 Outlook
Our expanded scale combined with our continued focus on strengthening our competitive position and driving profitable growth supports our confidence in our ability to execute against our objectives. While the broader operating environment remains uncertain, we believe our low-cost vertically integrated business model and the agility it provides, together with strong industry positioning provide a solid foundation to navigate evolving external conditions and support continued financial performance. Based on these factors and subject to prevailing macroeconomic conditions, we believe we are well positioned to progress toward the three‑year objectives for the 2026–2028 period as outlined in our Q4 earnings release issued on February 26, 2026. As for 2026, and with respect of our continuing operations, our guidance for the full year is maintained as follows:
•Revenue of $6.0 billion to $6.2 billion;
•Full year adjusted operating margin1 of approximately 20%;
•Capex to come in at approximately 3% of net sales;
•Adjusted diluted EPS1 in the range of $4.20 to $4.40, an increase of approximately 20% to 25% year over year;
•Free cash flow1 to be above $850 million.

The assumptions underpinning our 2026 guidance are as follows:
•Our full year guidance reflects continuing operations and as such excludes the contribution from the HanesBrands Australian operations which are reported as discontinued operations.
•Our outlook reflects the expiry of a transition service agreement at HanesBrands related to its divestiture of Champion, representing slightly over $100 million in net sales in 2025.
•Growth in key product categories driven by recently introduced innovation, the favourable impact from new program launches and market share gains, and the various incentives from jurisdictions where we operate.
•A proactive, temporary reduction of inventory across our combined customer channels, resulting in reduced sell-in as we optimize our manufacturing footprint as part of the HanesBrands integration.
•Continued disciplined adjustments to our operating footprint and commercial mix, with a focus on margin-accretive growth.
•Our outlook reflects our currently expected impact of tariffs, including the expected positive impact of the February 20, 2026 U.S. Supreme Court decision invalidating certain tariffs and of subsequent related announcements by the U.S. Administration, together with mitigation initiatives including pricing actions and our ability to leverage our flexible business model as a low-cost, vertically integrated manufacturer. Higher tariff costs incurred prior to these developments remain embedded in our inventory costs. Given the dynamic and rapidly evolving tariff environment, the level and structure of tariffs, and their effects, remain uncertain and difficult to predict. In addition, our outlook does not reflect potential rights, if any, to refunds which remain uncertain and potentially subject to further legal proceedings as well as, among other, applicable procedural requirements and further guidance from U.S. Customs and Border Protection.
•No share repurchases until our net debt leverage ratio1 approximates the midpoint of our target leverage framework of 1.5-2.5x net debt1 to trailing twelve months proforma adjusted EBITDA1.
•The adjusted effective income tax rate for 2026 is expected to be around 19%.
•Our outlook assumes continued successful execution on the HanesBrands integration plan, including the realization of the anticipated benefits from actions already undertaken as well as future integration actions.
•We have assumed no meaningful deterioration from current market conditions including the pricing and inflationary environment, and the absence of a significant shift in labour conditions or the competitive environment.

For the second quarter of 2026, net sales from continuing operations are expected to be approximately $1.6 billion. This continues to reflect the proactive temporary reduction of inventory levels across customer channels which is reducing sell-in, as we complete the consolidation of manufacturing facilities to accelerate synergy capture. Furthermore, a timing shift in shipments from the second quarter into the second half of the year is also reflected and is due to the non-recurrence of some pre-buying in the second quarter of 2025 ahead of pricing actions. Adjusted operating margin1 is expected to be around 19.7%, reflecting higher SG&A levels which will be impacted by higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the HanesBrands acquisition, in addition to a timing differential between some integration-related costs incurred and the flow-through of their benefit in subsequent quarters. The Company's adjusted effective income tax rate1 in the second quarter of 2026 is expected to be slightly lower than the expected full year 2026 adjusted effective income tax rate1.

The above outlook reflects our understanding of global trade and geopolitical environments and currently implemented changes to multilateral trade frameworks. We are actively monitoring the international trade environment and available mitigation strategies as well as ongoing wars and geopolitical conflicts, including in the
Middle East, and related impacts on the global energy markets. However, the situation has been characterized by dynamic and important evolution and therefore remains difficult to predict. Our guidance remains subject to any such additional regulatory actions impacting international trade such as tariffs, countervailing tariffs or other trade policy measures or changes and related macroeconomic risks and uncertainties as well as the impact of ongoing or future geopolitical conflicts. Furthermore, these assumptions are as of April 30, 2026 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release as well as the factors described in the “Risks and uncertainties” section of each of the Company's annual MD&A for the year ended December 28, 2025 and interim MD&A for the three months ended March 29, 2026.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.249 per share, payable on June 15, 2026, to shareholders of record on May 20, 2026. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data
As at April 27, 2026, there were 185,180,953 common shares issued and outstanding along with 27,999 stock options and 1,675,252 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, subject to the attainment of performance conditions, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan will hold a conference call to discuss the Company's first quarter 2026 results today at
8:30 AM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 7427741#. A replay will be available for 7 days starting at 12:30 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, as well as the replay, will be available at the following link: Gildan Q1 2026 audio webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2026, which will be filed by Gildan with the Canadian securities' regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q1 2026	Q1 2025	Variation (%)
Net sales	1,165.9	711.7	63.8%
Gross profit	278.4	221.9	25.4%
Adjusted gross profit(1)	384.7	221.9	73.3%
SG&A expenses	218.7	87.3	n.m.
Adjusted SG&A expenses(1)	217.8	86.5	n.m.
Restructuring and acquisition-related costs	61.0	5.0	n.m.
Operating income (loss)	(1.3)	129.6	n.m.
Adjusted operating income(1)	166.8	135.5	23.1%
Adjusted EBITDA(1)	221.1	165.8	33.3%
Financial expenses	66.7	29.9	n.m.
Income tax expense (recovery)	(13.0)	15.1	n.m.
Adjusted income tax expense(1)	20.0	15.8	26.7%
Net earnings (loss)
Continuing operations	(55.1)	84.7	n.m.
Discontinued operations	(10.7)	—	n.m.
Total net earnings (loss)	(65.8)	84.7	(177.7)%
Adjusted net earnings from continuing operations(1)	80.1	89.8	(10.9)%
Basic EPS (loss)
Continuing operations	(0.30)	0.56	(153.6)%
Discontinued operations	(0.06)	—	n.m.
Total	(0.36)	0.56	(164.3)%
Diluted EPS (loss)
Continuing operations	(0.30)	0.56	(153.6)%
Discontinued operations	(0.06)	—	n.m.
Total	(0.36)	0.56	(164.3)%
Adjusted diluted EPS from continuing operations(1)	0.43	0.59	(27.1)%
Gross margin(2)	23.9%	31.2%	(7.3) pp
Adjusted gross margin(1)	33.0%	31.2%	1.8 pp
SG&A expenses as a percentage of net sales(3)	18.8%	12.3%	6.5 pp
Adjusted SG&A expenses as a percentage of net sales(1)	18.7%	12.1%	6.6 pp
Operating margin(4)	(0.1)%	18.2%	(18.3) pp
Adjusted operating margin(1)	14.3%	19.0%	(4.7) pp
Cash flows from (used in) operating activities(5)	(279.5)	(142.2)	96.5%
Capital expenditures(5)	(30.3)	(23.3)	29.9%
Free cash flow(1)(5)	(309.9)	(165.5)	87.2%

As at (in $ millions, or otherwise indicated)	Mar 29, 2026	Dec 28, 2025
Inventories	2,417.7	2,370.2
Trade accounts receivable	1,009.7	955.7
Long-term debt (including current portion)	4,715.1	4,313.7
Net debt(1)	4,867.6	4,417.1
Net debt leverage ratio(1)	3.3	3.0
(1) This is a non-GAAP financial measure or ratio. Please refer to “Non-GAAP Financial Measures and related ratios” in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales are defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
(5) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of    continuing    and discontinued operations.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales from continuing operations by channel were as follows:

(in $ millions, or otherwise indicated)	Q1 2026	Q1 2025	Variation (%)
Wholesale	552.1	626.4	(11.9)%
Retail	613.9	85.3	n.m.
	1,166.0	711.7	63.8%

Net sales from continuing operations were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2026	Q1 2025	Variation (%)
United States	1,069.1	632.6	69.0%
Canada	25.0	27.9	(10.7)%
International	71.9	51.2	40.5%
	1,166.0	711.7	63.8%

Supplementary proforma net sales from continuing operations information

Proforma net sales from continuing operations1 by channel for fiscal 2025 were as follows:

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

Wholesale	651.1	816.7	823.4	733.7	3,024.9
Retail	642.4	900.9	786.8	734.1	3,064.2
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Proforma net sales from continuing operations1 were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

United States	1,167.7	1,560.6	1,466.8	1,327.5	5,522.6
Canada	37.6	45.1	44.2	44.7	171.6
International	88.2	111.9	99.2	95.6	394.9
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Proforma net sales from continuing operations
Proforma net sales from continuing operations as presented in this press release is defined as net sales on a proforma basis for the fiscal year ended December 28, 2025 as if the acquisition of Hanes had occurred at the beginning of the Company’s 2025 fiscal year reduced by the impact of HAA and Champion related Transition Service Agreement ("TSA") revenues included in Hanes’ financial results in fiscal 2025, which are not recurring.

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

Net sales of Gildan	711.7	918.5	910.6	861.7	3,402.5

Net sales of Hanes	760.2	991.3	891.7	793.9	3,437.1
Adjustments for:
Net sales of HAA	150.0	162.3	152.3	182.5	647.1
Net sales derived from the Champion TSA	28.4	29.9	39.8	5.3	103.4
Net sales of Hanes, excluding HAA and Champion TSA	581.8	799.1	699.6	606.1	2,686.6
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. The non-GAAP financial measures referred to in this press release are presented for continuing operations (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HAA operations, which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the Hanes acquisition. The classification of HAA as held for sale has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations (including HAA) were therefore not included in the Company's results in respect of prior financial years or interim periods. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three months ended March 29, 2026, restructuring and acquisition-related costs of $61 million, (2025 - $5 million) were recognized. Refer to subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in our interim MD&A for a detailed discussion of these costs.

Inventory fair value step-up cost recorded as part of the Hanes business acquisition
In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs completion of production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold ($106.3 million for the three months ends March 29, 2026). The residual step up cost, of $95 million, is expected to turn over within approximately five months. As a result, this adjustment is not expected to recur beyond one year. The impact of this step-up cost was included as an adjustment in arriving at adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the “CGSRC”) recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $0.8 million for the three months ended March 29, 2026 (2025 - $0.9 million), as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges is included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Q1 2026	Q1 2025

Advisory fees on shareholder matters(1)	0.8	0.6
Incremental costs relating to the Previous Board and Refreshed Board(2)	—	0.1
Special retention awards, net of jobs credit(3)	—	0.2
Costs relating to proxy contest and leadership changes and related matters	0.8	0.9
(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters.
(2) The Company incurred nil (2025 - $0.1 million) of incremental costs relating to the Previous Board and Refreshed Board. The charge related to the increase in the value of unpaid deferred share units (DSUs).
(3) Stock-based compensation expenses of nil for the three months ended March 29, 2026 (2025 - $0.2 million), relating to special retention awards, net of jobs credit.

Adjusted net earnings and adjusted diluted EPS from continuing operations
Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, gain on debt redemption, net of debt breakage fee and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q1 2026	Q1 2025
Net earnings (loss) from continuing operations	(55.1)	84.7
Adjustments for:
Restructuring and acquisition-related costs	61.0	5.0
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	106.3	—
Costs relating to proxy contest and leadership changes and related matters	0.8	0.9
Income tax recovery relating to the above-noted adjustments	(33.0)	(0.7)
Adjusted net earnings from continuing operations	80.0	89.9
Basic EPS (loss) from continuing operations	(0.30)	0.56
Diluted EPS (loss) from continuing operations	(0.30)	0.56
Adjusted diluted EPS from continuing operations(1)	0.43	0.59
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings from continuing operations before income taxes. Adjusted earnings before income taxes excludes discontinued operations, restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, and gain on debt redemption, net of breakage fee. Adjusted income tax expense (which excludes discontinued operations) is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income tax expense relating to restructuring charges and other pretax adjustments noted above, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

(in $ millions, or otherwise indicated)	Q1 2026	Q1 2025

Earnings (loss) from continuing operations before income taxes	(68.0)	99.8
Adjustments for:
Restructuring and acquisition-related costs	61.0	5.0
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	106.3	—
Costs relating to proxy contest and leadership changes and related matters	0.8	0.9
Adjusted earnings before income taxes	100.1	105.7

Income tax expense (recovery)	(13.0)	15.1
Adjustments for:
Income tax recovery relating to restructuring charges and other adjustments above	33.0	0.7
Adjusted income tax expense	20.0	15.8
Average effective income tax rate(1)	19.1%	15.1%
Adjusted effective income tax rate(2)	20.0%	15.0%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit (which excludes discontinued operations) is calculated as gross profit excluding the impact of a new adjustment incurred as a result of the inventory fair value step-up recorded in the Hanes business acquisition. Adjusted gross profit also excludes the impact of net insurance gains and the impact of the Company's strategic product line initiatives, as applicable. In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs of completion production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold. The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The adjusted gross margin therefore reflects the cost of sales impact of historical cost of Hanes inventory in its books that has been sold in the current period. The Company believes this adjustment enhances comparability by removing the one-time impact of purchase accounting on gross margin, providing investors with a view of performance on a consistent basis with prior periods as the inventory step-up is not indicative of ongoing operations. Adjusted gross margin is calculated as adjusted gross profit divided by net sales. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the inventory fair value step-up recorded in connection with the Hanes business acquisition described above. The Company excludes such item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company also believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2026	Q1 2025
Gross profit	278.4	221.9
Adjustment for:
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	106.3	—
Adjusted gross profit	384.7	221.9
Net sales	1,165.9	711.7
Gross margin	23.9%	31.2%
Adjusted gross margin(1)	33.0%	31.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses (which excludes discontinued operations) are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales (which excludes discontinued operations) to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2026	Q1 2025

SG&A expenses	218.7	87.3
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	(0.8)	(0.9)
Adjusted SG&A expenses	217.9	86.4
SG&A expenses as a percentage of net sales	18.8%	12.3%
Adjusted SG&A expenses as a percentage of net sales(1)	18.7%	12.1%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income (which excludes discontinued operations) is calculated as operating income before restructuring and acquisition-related costs, and excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2026	Q1 2025
Operating income (loss)	(1.3)	129.6
Adjustments for:
Restructuring and acquisition-related costs	61.0	5.0
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	106.3	—
Costs relating to proxy contest and leadership changes and related matters	0.8	0.9
Adjusted operating income	166.8	135.5
Operating margin	(0.1)%	18.2%
Adjusted operating margin(1)	14.3%	19.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA (which excludes discontinued operations) is calculated as net earnings from continuing operations before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q1 2026	Q1 2025
Net earnings (loss) from continuing operations	(55.1)	84.7
Restructuring and acquisition-related costs	61.0	5.0
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	106.3	—
Costs relating to proxy contest and leadership changes and related matters	0.8	0.9
Depreciation and amortization	54.2	30.3
Financial expenses, net	66.7	29.9
Income tax expense	(13.0)	15.1
Adjusted EBITDA	220.9	165.9

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities for continuing and discontinued operations, excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay the New Term Loan Facility in accordance with its terms.

(in $ millions)	Q1 2026	Q1 2025
Cash flows from (used in) operating activities	(279.5)	(142.2)
Cash flows from (used in) investing activities	(30.4)	(23.3)
Adjustment for:
Cash flows from business acquisitions	—	—
Free cash flow(1)	(309.9)	(165.5)
(1) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion and including lease obligations included in liabilities held for sale), and net debt is calculated as total debt net of cash and cash equivalents (including cash and cash equivalents included in assets held for sale). The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Mar 29, 2026	Dec 28, 2025
Long-term debt (including current portion)	4,715.1	4,313.7
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(23.8)	(37.4)
Lease obligations (including current portion)	296.7	314.5
Lease obligations (including current portion) included in liabilities held for sale	131.2	121.3
Total debt	5,119.2	4,712.1
Cash and cash equivalents	(237.1)	(284.5)
Cash and cash equivalents included in assets held for sale	(14.5)	(10.5)
Net debt	4,867.6	4,417.1

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to proforma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The proforma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period, including from continuing and discontinued operations. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months. Upon the closing of the HanesBrands acquisition, the Company's net debt leverage ratio exceeded the stated target range, and accordingly the Company has paused its share repurchases and expects share repurchases to resume when its net debt leverage ratio approximates the midpoint of the target range. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy (including debt repayments), and business acquisitions and divestitures. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including its ability to pay off incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Mar 29, 2026	Dec 28, 2025
Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	981.3	926.3
Adjustment for:
Business acquisitions(2)	472.0	564.8
Proforma adjusted EBITDA for the trailing twelve months	1,453.3	1,491.1
Net debt	4,867.6	4,417.1
Net debt leverage ratio(1)	3.3	3.0

(1) The Company's total net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.4x (3.1x at December 28, 2025), and for purposes of U.S. private placement notes was 3.8x at March 29, 2026 (3.4x at December 28, 2025).
(2) Includes the adjusted EBITDA of Hanes for the period beginning March 30, 2025 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning on December 1, 2025 and ending on March 29, 2026). The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in the MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” and “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. These forward-looking statements include, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, statements in this press release regarding our fiscal 2026 and second quarter guidance (including, as applicable, our expectation with regards to net sales from continuing operations, adjusted operating margins, capital expenditures, adjusted diluted EPS, and free cash flow) under the section “2026 Outlook”, our three-year objectives for the 2026–2028 period, the anticipated benefits of the HanesBrands acquisition and integration process related thereto, and the Company’s expectation that share repurchases will resume when its net debt leverage ratio approximates the midpoint of its target range. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements.

We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”), as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking statements, include, but are not limited to, the realization of anticipated benefits and synergies of the HanesBrands acquisitions and the timing and quantum thereof and the success of integration plans and the time required to successfully integrate the combined business, as well as those discussed and identified in public filings made by Gildan with the Canadian securities regulatory authorities and the SEC and in this press release (including, in the case of the Company’s fiscal 2026 and second quarter guidance, the estimates and assumptions discussed in the section “2026 Outlook”). These factors may cause Gildan’s actual performance and financial results in future periods to differ materially from any estimates or projections expressed or implied in this press release.

Forward-looking information is inherently uncertain, and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•Changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•fluctuations and volatility in the prices of raw materials and energy related inputs (including as a result of the ongoing conflicts in the Middle East), from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the success of our marketing, promotional, and innovation programs;
•our level of indebtedness and potential consequences thereof on our business and operations;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with environmental and health and safety regulations;
•the impacts of global climate change on our business;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•our ability to protect the strength and reputation of our brands;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear, socks, and intimates sold to a broad range of customers, including wholesale distributors, screenprinters, embellishers, retailers or e-commerce platforms, as well as global lifestyle brand companies and directly to consumers. Gildan markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO™, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, as well as Champion® which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Asia. Gildan integrates industry-leading labour, environmental, and governance practices into its operations and supply chain under a sustainability program that is aligned with its long-term business strategy. More information about Gildan and its sustainability commitments and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Jonathan Binder Director, Corporate Communications (336) 519-6330 communications@gildan.com

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